UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period December 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated December 7, 2004

2.

News Release dated December 14, 2004

3.

News Release dated November 17, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: January 3, 2005	Signed: /s/ Christopher Dyakowski Christopher Dyakowski, Director

December 7, 2004

STORM CAT ENERGY CORPORATION ACQUIRES JAMISON/N. TWENTY MILE FIELDS

CALGARY, Alberta - Storm Cat Energy Corporation (TSX Venture: SME) is pleased to report, as of December 1, 2004, the company has assumed operations of the recently purchased Jamison/N. Twenty Mile Fields, located on the eastern flank of the Powder River basin coalbed natural gas region. Further, Storm Cat has entered into an agreement with BP of Houston, Texas for the purchase of the natural gas production. Also, Baker/MO Services Inc. has been engaged as sub-contractor for comprehensive field operations on this producing property. Storm Cat is currently preparing the capital expenditure budget for first quarter 2005 in order to optimize natural gas production from these fields.

On December 15, 2004, Storm Cat will formally acquire the previously announced 18,369 acres of petroleum and natural gas leases from the Mental Health Trust in the Cook Inlet region of Alaska. These lands are currently under geological evaluation identifying the most opportune areas for development of natural gas from coal. The Company anticipates commencing drilling operations in third quarter 2005.

Storm Cat’s drilling program on the Noyon Project, in the South Gobi Desert of Mongolia, is near completion for the calendar year 2004. A total of ten shallow wells have been drilled in order to confirm the continuity of the coal measure as mapped at the outcrop. Storm Cat is currently drilling the third deeper test well to evaluate the thickness of the coals and the gas content. The coal cored from these three deeper test wells is currently undergoing desorption tests to assess the gas content. Results from these tests will be an essential component in designing the company’s 2005 drilling program on the project area.

The corporation announces the addition of two contract geo-technical and hydrology professionals to the company’s technical team, based in the company’s Denver, Colorado office. Storm Cat is gaining over 20 years of non-conventional gas expertise from each of these individuals. These professionals, along with the Corporate Secretary, have been granted incentive stock options entitling them to purchase up to a total of 110,000 common shares in the capital of the company exercisable at a price of $2.55 per share for a period of five years ending on December 6, 2009.

By Order of the Board of Directors

STORM CAT ENERGY CORPORATION

J. Scott Zimmerman

President

For further information contact Investor Relations at 1-87STORMCAT (1-877-867-6228).

The TSX Venture Exchange has not reviewed and down not accept responsibility for the adequacy or accuracy of the content of this News Release.

- NEWS RELEASE –

STORM CAT ENERGY CORPORATION ACQUIRES

SECOND EXPLORATION BLOCK IN MONGOLIA

December 14, 2004

CALGARY, Alberta - Storm Cat Energy Corporation (TSX Venture: SME) announces it has entered into an “Exploration Contract” with the Petroleum Authority of Mongolia (“PAM”) for the purpose of drilling for natural gas from coals within close proximity to the country’s capital, Ulaanbaatar. The strategically designed contract area, Block XXVI or the Tsaidam Block, comprises 22,407 square kilometers or 5,536,893 acres of land, of which over 500,000 acres include geologically mapped coal deposits.

The Exploration Contract requires Storm Cat to spend $300,000 USD on exploration work by December 31, 2005. The exploration work to be conducted, primarily includes drilling a minimum of three (3) exploration wells and may include geological, geophysical and other technical studies. Subsequent to the end of the exploration work period, December 31, 2005, Storm Cat has until June 30, 2006, to elect to enter into a more comprehensive Production Sharing Contract similar to the agreement governing the Company’s Noyon project in the South Gobi Desert, announced April 19, 2004. Anticipated depth of the minimum three (3) wells is approximately 600 meters, as the coalbeds within the Tsaidam Block are relatively shallow.

Should the exploration work on the Tsaidam block result in methane gas producible in commercial quantities, it is the opinion of Storm Cat’s management as well as the Petroleum Authority of Mongolia, the principal market for the gas is Ulaanbaatar, Mongolia’s capital. Ulaanbaatar is Mongolia’s main political, economic, industrial, scientific and cultural center where approximately half of the country’s population resides. Recently, Ulaanbaatar has attracted unprecedented population from Mongolia’s rural areas. Therefore, the capital faces rapid growth resulting in severe challenges to respond to the increased demand on infrastructure and the environment. The current energy source for Ulaanbataar is “lignite coal”, possessing high sulfur content, resulting in a serious air quality issue for the Mongolian Government and its residents.

During negotiations last week in Mongolia, the Chairman of PAM, Mr. Davaasambuu said “The Government’s top priority is to improve Ulaanbaatar’s air quality, particularly in winter. We are highly supportive of Storm Cat’s coalbed methane exploration program within the Ulaanbaatar region in a much needed effort to lessen our reliance on coal.”

Storm Cat Energy Corp. is a growing exploration company focusing on developing unconventional natural gas reserves globally. The company’s primary objective is to create value for its shareholders by applying strong technical expertise to strategies that will unlock substantial natural gas resources in areas where production can be achieved quickly and efficiently.

By Order of the Board of Directors

STORM CAT ENERGY CORPORATION

J. Scott Zimmerman

President

For further information contact Investor Relations at 1-87STORMCAT (1-877-867-6228) or email info@stormcatenergy.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content.

STORM CAT ENERGY CORPORATION

NEWS RELEASE

December 17, 2004

STORM CAT ENERGY CORPORATION (TSX Venture: SME) – (the “Company”) announces the closing of a previously announced brokered private placement with Haywood Securities Inc. acting as agent, with the result that 1,920,000 Units were sold at a price of Cdn$1.25 per Unit for gross proceeds of Cdn$2,400,000.

Each Unit consists of one common share (a “Unit Share”) and one-half of one transferable common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one common share (a “Warrant Share”) at a price of Cdn$1.55 per share on or before December 17, 2005. Neither the Unit Shares and Warrants, nor the Warrant Shares, may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before April 18, 2005 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

The TSX Venture Exchange has conditionally approved the subject private placement subject to the filing of final documents.

Haywood Securities was paid a cash commission in connection with the placement of the Units. In addition, Haywood Securities was issued 288,000 unit purchase warrants of the Company (each, a “Broker’s Warrant”) exercisable on or before December 17, 2005 to purchase one unit of the Company (each a “Broker’s Unit”) at a price of $1.55 per unit, each Broker’s Unit consisting of one common share and one half of one common share purchase warrant. Each whole Broker’s Warrant will entitle Haywood Securities to purchase one additional common share on or before December 17, 2005 at a price of $1.55 per share.

The Company expects to use the proceeds of the offering to fund capital expenditures for its West Jamison Property during the first quarter of 2005, drilling on its prospects in Mongolia, a geological review of its recently acquired Alaska property, and future property acquisitions and general working capital.

STORM CAT ENERGY CORPORATION

Per:

Scott Zimmerman

President

For further information contact Investor Relations at 1-87STORMCAT (1-877-867-6228) or email

info@stormcatenergy.com.

The TSX Venture Exchange has not reviewed and does not

accept responsibility for the adequacy or accuracy of this release.

Storm Cat Energy Corporation c/o 410 – 744 West Hastings St.

Vancouver, B.C. V6C 1A5 Canada